APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

The Modern Rose LLC
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
Online Sales Income	913.55
Sales	652,226.73
Total Income	653,140.28
Cost of Goods Sold	
Food Purchases	139,242.85
Restaurant Supplies	19,539.15
Total COGS	158,782.00
Gross Profit	494,358.28
Expense	
Advertising and Promotion	14,073.32
Automobile Expense	
Gas	2,013.89
Licenses and Tags	48.00
Parking & Tolls	21.45
Repairs and Maintenance	510.72
Total Automobile Expense	2,594.06
Bank Service Charges	338.14
Business Licenses and Permits	970.71
Charitable Contributions	198.39
Computer and Internet Expen…	6,673.68
Contractors	53,226.73
Insurance Expense	5,196.42
Interest Expense	20.63
Meals and Entertainment	20,494.70
Office Supplies/Expenses	10,832.65
Payroll Expenses	
401K Retirement Plan	250.05
Employee Wages	158,990.58
Outsource Payroll Expense	687.30
Payroll Taxes	40,313.43
Total Payroll Expenses	200,241.36
Postage and Delivery	409.37
Rent Expense	41,421.07
Repairs and Maintenance	12,425.18
Security Expense	580.95

The Modern Rose LLC
Profit & Loss
January through December 2021

	Jan - Dec 21
Shop Expense	
Water Filter System	1,214.38
Shop Expense - Other	11,533.72
Total Shop Expense	12,748.10
Small Equipment Purchases	8,146.90
Telephone Expense	5,497.23
Travel	2,467.06
Uniforms	2,259.77
Utilities	5,700.59
Total Expense	406,517.01
Net Ordinary Income	87,841.27
Other Income/Expense	
Other Income	
Cares Act Credits	62,716.92
Total Other Income	62,716.92
Other Expense	
Ask Owner	28,125.00
Total Other Expense	28,125.00
Net Other Income	34,591.92
Net Income	**122,433.19**

The Modern Rose LLC
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
SunTrust	6,103.63
Total Checking/Savings	6,103.63
Other Current Assets	
PPP Loan Funds	-19,128.00
The Modern Rose Delray	1,760.68
Total Other Current Assets	-17,367.32
Total Current Assets	-11,263.69
Fixed Assets	
Furniture and Equipment	14,076.45
Total Fixed Assets	14,076.45
Other Assets	
Modern Rose - Bike Purchase	6,500.00
Total Other Assets	6,500.00
TOTAL ASSETS	**9,312.76**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex	30,776.44
Total Credit Cards	30,776.44
Other Current Liabilities	
Payroll Liabilities	
Uncashed Employee Checks	8,760.39
Payroll Liabilities - Other	-74,153.96
Total Payroll Liabilities	-65,393.57
Salex Tax Liability	-30,112.00
Total Other Current Liabilities	-95,505.57
Total Current Liabilities	-64,729.13
Total Liabilities	-64,729.13

The Modern Rose LLC
Balance Sheet
As of December 31, 2021

	Dec 31, 21
Equity	
Members Equity	18,200.03
Owner's Equity	-66,591.33
Net Income	122,433.19
Total Equity	74,041.89
TOTAL LIABILITIES & EQUITY	9,312.76

6:37 AM

09/12/23

Accrual Basis

The Modern Rose LLC
Profit & Loss
January through December 2022

		Jan - Dec 22
Ordinary Income/Expense		
Income		
Online Sales Income		6,442.56
Sales		983,478.50
Total Income		989,921.06
Cost of Goods Sold		
Cost of Goods Sold		455.00
Food Purchases		245,216.52
Merchant Account Fees		250.46
Restaurant Supplies		7,614.11
Total COGS		253,536.09
Gross Profit		736,384.97
Expense		
Advertising and Promotion		19,657.25
Automobile Expense		
Gas	4,491.76	
Parking & Tolls	420.95	
Repairs and Maintenance	1,212.35	
Total Automobile Expense		6,125.06
Bank Service Charges		1,128.40
Business Licenses and Permits		1,715.47
Charitable Contributions		4,749.35
Computer and Internet Expenses		5,286.95
Continuing Education		3,000.00
Contractors		
Missing W9	32,779.23	
Contractors - Other	81,878.20	
Total Contractors		114,657.43
Insurance Expense		6,974.42
Meals and Entertainment		5,934.62
Office Supplies/Expenses		12,202.56
Payroll Expenses		
Bonuses	500.00	
Employee Wages	500.00	
Outsource Payroll Expense	347.68	
Payroll Expenses - Other	245,832.90	
Total Payroll Expenses		247,180.58
Postage and Delivery		714.50
Professional Fees		27,306.50
Rent Expense		50,256.11
Repairs and Maintenance		1,933.31
Sales Tax Expense		13,532.77
Security Expense		199.89
Shop Expense		2,172.84
Small Equipment Purchases		1,954.82
Taxes		39,122.27
Telephone Expense		1,446.35
Travel		5,189.47
Uniforms		9,161.12
Utilities		7,390.31
Total Expense		588,992.35
Net Ordinary Income		147,392.62
Net Income		**147,392.62**

The Modern Rose LLC
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
Clearing Account	3,055.43
SunTrust	85,384.52
Total Checking/Savings	88,439.95
Total Current Assets	88,439.95
Fixed Assets	
Furniture and Equipment	5,527.57
Total Fixed Assets	5,527.57
Other Assets	
Loan for Bike Purch. MR Delray	2,528.01
Total Other Assets	2,528.01
TOTAL ASSETS	**96,495.53**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	2,673.09
Total Accounts Payable	2,673.09
Credit Cards	
Amex	22,836.22
Total Credit Cards	22,836.22
Other Current Liabilities	
Direct Deposit Liabilities	258.74
Funding Expansion Capital	1,343.00
Payroll Liabilities	
Uncashed Employee Checks	8,760.39
Payroll Liabilities - Other	-35,406.41
Total Payroll Liabilities	-26,646.02
Total Other Current Liabilities	-25,044.28
Total Current Liabilities	465.03
Total Liabilities	465.03
Equity	
Members Equity	99,549.17
Owner's Equity	-150,911.29
Net Income	147,392.62
Total Equity	96,030.50
TOTAL LIABILITIES & EQUITY	**96,495.53**

I, Emilio Dominguez, certify that:

1. The financial statements of The Modern Rose LLC included in this Form are true and complete in all material respects; and
2. The tax return information of The Modern Rose LLC included in this Form reflects accurately the information reported on the tax return for The Modern Rose LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature _____

Name: Emilio Dominguez

Title: Owner